EXHIBIT 99.1

        AMDOCS LIMITED REPORTS REVENUE GROWTH OF 24.7% IN SECOND QUARTER

         COMPANY EXCEEDS GUIDANCE ON SECOND QUARTER REVENUE AND EARNINGS

Key highlights:

      -     Revenue of $442.8 million, exceeding guidance of $432-$438 million

      -     Sequential revenue growth of 3.4%

      -     Proforma EPS increases 31.8% to $0.29, exceeding guidance of $0.27

      -     Diluted GAAP EPS of $0.28

      - Third quarter fiscal 2004 guidance: Expected revenue of $450 million and proforma EPS of $0.30. Diluted GAAP EPS results expected to be $0.01-$0.02 less than proforma EPS.

St. Louis, MO - April 21, 2004 - Amdocs Limited (NYSE: DOX) today reported that for the second quarter ended March 31, 2004, revenue was $442.8 million, representing sequential growth of 3.4% and an increase of 24.7% from last year's second quarter. Excluding acquisition-related costs and related tax effects, net income was $63.2 million, or $0.29 per diluted share, and increased by $14.4 million, or 29.5%, when compared to net income of $48.8 million, or $0.22 per diluted share, in the second quarter of fiscal 2003. The Company's GAAP net income, which includes acquisition-related charges for amortization of purchased intangible assets and related tax effects, was $60.3 million, or $0.28 per diluted share, compared to net income of $45.4 million, or $0.21 per diluted share, in the second quarter of fiscal 2003.

Dov Baharav, Chief Executive Officer of Amdocs Management Limited, said, "We are pleased with this quarter's excellent results. The overall market, while still challenging, is stronger today than it was a year ago. Many service providers are recognizing a growing need for investments in their billing, CRM and order management systems. This improved environment creates opportunities for Amdocs through our unique integrated customer management offering. Notwithstanding the ongoing challenges, we are confident that we can capitalize on these opportunities to achieve modest sequential growth in the coming quarters."

SALES HIGHLIGHTS

During the second quarter, our new business included 9 new key wins, highlighted below.

      - A major communications provider in Europe has selected Amdocs ClarifyCRM as its strategic service management platform. The platform will support the provisioning and fulfillment processes. This project represents a significant expansion of our cooperation with this leading service provider.

      - Amdocs was chosen by a mobile communications service provider in North America to provide a multi-year managed services solution for integrated customer management. The solution will be based on Amdocs Enabler and Amdocs ClarifyCRM.

      - Through our long-term customer relationships, we have been awarded major expansions in the scope of products and services that we provide at three customers. At a mobile customer in Europe we are providing an online self-care system. For a wireline customer in the United States, we have been asked to provide a broad range of system integration services for the implementation of our billing systems. In addition, a major directory publisher in North America has requested Amdocs to expand the scope of ongoing support services that we currently provide.

      - An existing customer of Amdocs, a leading mobile communications provider in Europe, has selected Amdocs XACCT Mediation product. This follows the recent acquisition of XACCT by Amdocs.

      - Amdocs was chosen by a major wireline customer in North America to migrate its business internet customers onto the Amdocs billing platform. The project will enable the customer to bundle internet services with other wireline services already billed on the Amdocs system, and achieve operational savings by retiring the legacy business internet services billing system.

      - Nextel, which utilizes Amdocs managed services offering for billing, has chosen Amdocs Enabler billing product to support its Flarion broadband data services trial.

      - Amdocs will be implementing a credit risk management system for one of its mobile customers in North America. Through modeling of subscriber payment behavior, the Amdocs system will help the service provider identify and manage credit risks.


OPERATING AND FINANCIAL HIGHLIGHTS

During the second quarter:

      - For VimpelCom, a leading provider of telecommunications services in Russia, Amdocs deployed the Amdocs ClarifyCRM system. With Amdocs billing system already operating, VimpelCom achieves an integrated customer management environment.

      - Amdocs issued $450 million of 0.50% Convertible Senior Notes due 2024. The notes are convertible into ordinary shares of Amdocs, if certain conditions are satisfied, at a price of $43.12, subject to adjustment. This represented a conversion premium of 54% to the price of Amdocs ordinary shares at the time the notes were sold. The notes can be put to the Company on March 15 of 2009, 2014 and 2019 and are callable only after March 20, 2009. Concurrently with this offering, we used approximately $170 million of the proceeds of the offering to repurchase approximately 6.1 million of our ordinary shares sold short by purchasers of the notes in negotiated transactions.

      - Amdocs completed the acquisition of XACCT Technologies Ltd., a privately-held provider of industry-leading mediation software to communications services providers, for $13.5 million in cash and 560,777 Amdocs ordinary shares. In conjunction with this transaction, we repurchased approximately 485,000 Amdocs ordinary shares in the open market.

      - The Amdocs Commerce Payments was implemented for Bell Mobility, Canada's leading wireless provider, to provide subscribers with a simple and secure transaction experience when purchasing new wireless data content services, such downloadable games, ring tones, screen savers and location-based services.

      - Free cash flow, defined as cash flow from operations less net capital expenditures and payments on capital leases, was $85 million in the quarter.


FINANCIAL OUTLOOK

Amdocs expects that revenue for the third quarter ending June 30, 2004, will be approximately $450 million. Proforma earnings per share for the quarter are expected to be $0.30, excluding acquisition-related costs and related tax effects. Diluted GAAP earnings per share, including acquisition-related costs and related tax effects, for the quarter are expected to be between $0.01-$0.02 less than proforma EPS.

Amdocs will host a conference call on April 21, 2004 at 5 p.m. Eastern Daylight Time to discuss the Company's second quarter results. The call will be carried live on the Internet via www.vcall.com and the Amdocs website, www.amdocs.com.

ABOUT AMDOCS

Amdocs combines innovative software products and services with deep business knowledge to deliver true integrated customer management to the world's leading telecommunications services companies. Our best-in-class billing and CRM products seamlessly link all customer-facing business processes - marketing, sales, ordering, delivery, fulfillment, billing, settlement, service, support, and analytics - resulting in stronger, more profitable customer relationships. Amdocs enables its customers to implement their business strategy with rapid return on investment, lower total cost of ownership and improved operational efficiencies. For more information, visit Amdocs at www.amdocs.com.

CAUTIONARY STATEMENTS

Investors are cautioned that this press release contains proforma information that is not prepared in accordance with GAAP. Investors should not construe the proforma financial measures as being superior to GAAP. The Company's management uses proforma financial information in its internal analysis because it enables the management to consistently analyze the critical components and results of operations and to have a meaningful comparison to prior periods. The Company's management believes that such measures provide useful information to investors for meaningful comparison to prior periods and analysis of the critical components and results of operations.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs' growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs' ability to grow in the mobile, wireline and IP business segments, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F, filed on December 24, 2003 and our Form 6-K filed on February 17, 2004.

CONTACT:
Thomas G. O'Brien
Treasurer and Vice President of Investor Relations
Amdocs Limited
314-212-8328
E-mail: dox_info@amdocs.com

                                 AMDOCS LIMITED

                   PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

                        EXCLUDING RESTRUCTURING CHARGES,
       AMORTIZATION OF PURCHASED INTANGIBLE ASSETS AND RELATED TAX EFFECTS

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                THREE MONTHS ENDED         SIX MONTHS ENDED
                                                    MARCH 31,                  MARCH 31,
                                              ----------------------    ----------------------
                                               2004(1)      2003(1)     2004 (2)     2003 (2)
                                              ---------    ---------    ---------    ---------
Revenue:
License                                       $ 18,107     $ 19,159     $ 34,728     $ 39,685
Service                                        424,651      335,855      836,325      654,715
                                              --------     --------     --------     --------
                                               442,758      355,014      871,053      694,400
Operating expenses:
Cost of license                                  1,227        1,546        2,359        2,682
Cost of service                                278,258      212,080      550,361      416,066
Research and development                        30,084       29,328       60,582       58,947
Selling, general and administrative             53,836       51,121      106,333      102,701
                                              --------     --------     --------     --------
                                               363,405      294,075      719,635      580,396
                                              --------     --------     --------     --------
Operating income                                79,353       60,939      151,418      114,004

Interest income and other, net                   1,711        4,186        2,778        9,163
                                              --------     --------     --------     --------
Income before income taxes                      81,064       65,125      154,196      123,167

Income taxes                                    17,834       16,282       33,923       30,792
                                              --------     --------     --------     --------
Net income                                    $ 63,230     $ 48,843     $120,273     $ 92,375
                                              ========     ========     ========     ========
Diluted earnings per share                    $   0.29     $   0.22     $   0.55     $   0.42
                                              ========     ========     ========     ========
Diluted weighted average number of shares
    outstanding                                216,164      219,109      218,379      218,179
                                              ========     ========     ========     ========

      (1) Excludes $3,769 and $4,625 for amortization of purchased intangible assets and tax effects related to the above of $(829) and $(1,157) for the three months ended March 31, 2004 and 2003, respectively. Including the above items, income before income taxes was $77,295 and $60,500, and diluted earnings per share were $0.28 and $0.21 for the three months ended March 31, 2004 and 2003, respectively.

      (2) Excludes $8,865 and $9,779 for amortization of purchased intangible assets, $0 and $9,956 of restructuring charges related to cost reduction measures, and tax effects related to the above of $(1,950) and $(4,934) for the six months ended March 31, 2004 and 2003, respectively. Including the above items, income before income taxes was $145,331 and $103,432, and diluted earnings per share were $0.52 and $0.36 for the six months ended March 31, 2004 and 2003, respectively.

                                 AMDOCS LIMITED

                        CONSOLIDATED STATEMENTS OF INCOME

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     THREE MONTHS ENDED         SIX MONTHS ENDED
                                                         MARCH 31,                 MARCH 31,
                                                   ---------------------     ---------------------
                                                     2004         2003         2004         2003
                                                   --------     --------     --------     --------
Revenue:
   License                                         $ 18,107     $ 19,159     $ 34,728     $ 39,685
   Service                                          424,651      335,855      836,325      654,715
                                                   --------     --------     --------     --------
                                                    442,758      355,014      871,053      694,400
Operating expenses:
   Cost of license                                    1,227        1,546        2,359        2,682
   Cost of service                                  278,258      212,080      550,361      416,066
   Research and development                          30,084       29,328       60,582       58,947
   Selling, general and administrative               53,836       51,121      106,333      102,701
   Amortization of purchased intangible assets        3,769        4,625        8,865        9,779
   Restructuring charges                                 --           --           --        9,956
                                                   --------     --------     --------     --------
                                                    367,174      298,700      728,500      600,131
                                                   --------     --------     --------     --------
Operating income                                     75,584       56,314      142,553       94,269

Interest income and other, net                        1,711        4,186        2,778        9,163
                                                   --------     --------     --------     --------
Income before income taxes                           77,295       60,500      145,331      103,432

Income taxes                                         17,005       15,125       31,973       25,858
                                                   --------     --------     --------     --------
Net income                                         $ 60,290     $ 45,375     $113,358     $ 77,574
                                                   ========     ========     ========     ========
Basic earnings per share                           $   0.29     $   0.21     $   0.53     $   0.36
                                                   ========     ========     ========     ========
Diluted earnings per share                         $   0.28     $   0.21     $   0.52     $   0.36
                                                   ========     ========     ========     ========
Basic weighted average number of shares
    outstanding                                     209,977      215,797      212,556      215,711
                                                   ========     ========     ========     ========
Diluted weighted average number of shares
    outstanding                                     216,164      219,109      218,379      218,179
                                                   ========     ========     ========     ========

                                 AMDOCS LIMITED

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                                                   AS OF
                                                                                         ---------------------------
                                                                                          MARCH 31,    SEPTEMBER 30,
                                                                                            2004           2003
                                                                                         ----------    -------------
ASSETS
Current assets
   Cash, cash equivalents and short-term interest-bearing investments                    $1,566,535     $1,290,892
   Accounts receivable, net, including unbilled of $11,223 and $16,072, respectively        247,766        198,274
   Deferred income taxes and taxes receivable                                                75,103         60,868
   Prepaid expenses and other current assets                                                 80,275         85,902
                                                                                         ----------     ----------
    Total current assets                                                                  1,969,679      1,635,936

Equipment, vehicles and leasehold improvements, net                                         182,937        203,467
Goodwill and other intangible assets, net                                                   868,185        855,975
Other noncurrent assets                                                                     218,837        182,139
                                                                                         ----------     ----------
Total assets                                                                             $3,239,638     $2,877,517
                                                                                         ==========     ==========


LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Accounts payable and accruals                                                         $  356,827     $  331,196
   Short-term portion of capital lease obligations and other financing arrangements          25,216         29,319
   2% Convertible notes                                                                     395,454        400,454
   Deferred revenue                                                                         232,444        174,616
   Deferred income taxes and taxes payable                                                  146,395        133,002
                                                                                         ----------     ----------
    Total current liabilities                                                             1,156,336      1,068,587
0.50% Convertible notes and other noncurrent liabilities                                    663,551        217,330
Shareholders' equity                                                                      1,419,751      1,591,600
                                                                                         ----------     ----------
Total liabilities and shareholders' equity                                               $3,239,638     $2,877,517
                                                                                         ==========     ==========

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